LOUIS M. “MIKE” RICCIO JR.	One La-Z-Boy Drive
Senior Vice President &	Monroe, Michigan 48162-3390
Chief Financial Officer	Phone: 734-384-5712
Mike.Riccio@la-z-boy.com

March 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:  John Cash, Branch Chief

Re:                             La-Z-Boy, Incorporated

Form 10-K for the year ended April 29, 2017

Filed June 20, 2017

File No. 1-9656

Dear Mr. Cash:

This letter is being sent in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K, provided in the letter dated March 8, 2018 (the “Comment Letter”), addressed to Mr. Mike Riccio, La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer. For convenience of reference, we have set forth your comment below in bold, followed by our response. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above referenced Form 10-K.

Form 10-K for the fiscal year ended April 29, 2017

Consolidated Financial Statements

Note 1: Accounting Policies, page 52

Indefinite-Lived Intangible Assets and Goodwill, page 53

1.              Please tell us what consideration you gave to ASC Topic 805-20-35-2 in your determination that the reacquired rights to own and operate La-Z-Boy Furniture Galleries stores are indefinite-lived intangible assets.  In addition, please clarify why you appear to be amortizing these indefinite-lived intangible assets, as disclosed in note 6.  If some of your reacquired rights have indefinite lives while others have finite lives, please present separate disclosures for those intangible assets subject to amortization and intangible assets not subject to amortization as required by ASC 350-30-50-1.

Response:

Per ASC Topic 805-20-35-2, a reacquired right should be amortized over the remaining contractual period of the contract in which the right was granted. We grant rights to own and operate La-Z-Boy Furniture Galleries® stores to independent retailers in the U.S. and Canada through our La-Z-Boy Furniture Galleries® Retailer Agreements (“Retailer Agreements”). The Retailer Agreements are long-standing agreements that have on average been in effect for approximately 24 years, all have the same or materially similar terms, are integral to the continued functioning of the business, and have no specific expiration date. Additionally, the La-Z-Boy brand is the most recognized brand in the furniture industry and we have been selling furniture under this brand since 1929. Because of these factors, including primarily that the Retailer Agreements have no specific expiration date, we determined the reacquired rights to own and operate La-Z-Boy Furniture Galleries® stores to be indefinite-lived intangible assets. We also factor in the indefinite life of these reacquired rights when determining their fair value on the acquisition date.

During fiscal 2017, we acquired the La-Z-Boy wholesale business in the United Kingdom and Ireland. As part of this acquisition, we reacquired the license to sell La-Z-Boy branded products in the United Kingdom and Ireland, as well as the right to use certain intellectual property in those countries. Unlike our Retailer Agreements, our agreements with wholesalers and retailers outside of the U.S. and Canada have specific expiration dates. The remaining contractual life of the agreements reacquired in the United Kingdom and Ireland at the time of acquisition was ten months.

The following is a revised roll-forward of our other intangible assets, separately disclosing our indefinite-lived and amortizable reacquired rights, for the fiscal years ended April 29, 2017, and April 30, 2016:

(Amounts in thousands)	Trade Names	Indefinite- Lived Reacquired Rights	Amortizable Reacquired Rights	Other Intangible Assets	Total Other Intangible Assets
Balance at April 25, 2015	$1,195	$4,263	$—	$—	$5,458
Acquisitions	—	3,100	—	—	3,100
Balance at April 30, 2016	1,195	7,363	—	—	8,558
Acquisitions	—	5,978	829	3,530	10,337
Impairment charges	(40)	—	—	—	(40)
Amortization	—	—	(336)	(127)	(463)
Translation adjustment	—	(118)	31	184	97
Balance at April 29, 2017	$1,155	$13,223	$524	$3,587	$18,489

We will include separate disclosures of indefinite-lived and amortizable reacquired rights in our future filings.

2.              Your disclosure indicates that the goodwill you recorded related to store acquisitions is assigned to reporting units based on geographic markets. Please revise future disclosures to identify your reporting units and, to the extent that a reporting unit is at risk of impairment, quantify the goodwill assigned to that reporting unit.

Response:

Our Retail segment operates stores in three geographic markets, as follows: the East market (primarily the stores we own and operate in the eastern portion of the U.S.), the West market (primarily the stores we own and operate in the western portion of the U.S.), and the Canada market (the stores we own and operate in Canada). At April 29, 2017, the three geographic regions in our Retail segment were reporting units of our Retail segment (none of which was at risk of impairment).

During a review of our reporting units in the third quarter of fiscal 2018, we determined that it was appropriate to aggregate these three components into a single reporting unit. The determination to aggregate the three geographic markets into one reporting unit was made after evaluating the guidance in ASC 350-20-55-6 and 350-20-55-7. We believe it is appropriate to aggregate the three geographic markets into one reporting unit for goodwill because they operate in a consistent manner across the markets, are economically similar, and meet the other aggregation criteria per ASC 350-20-55-6 to 55-9.

Consistent with our historical identification of Retail reporting units at the geographic level (the East market, the West market and the Canada market), the financial reporting package provided to our chief operating decision maker included the geographic results of the Retail operating segment. However, this information was not used by the chief operating decision maker for purposes of allocating resources or assessing performance. Concurrent with the change in reporting units in our Retail segment that occurred in the third quarter of fiscal 2018, the geographic results were no longer included in the financial reporting package provided to our chief operating decision maker.

Our Upholstery segment includes reporting units for La-Z-Boy, our England subsidiary, and our international wholesale businesses, and our Casegoods segment includes one reporting unit.

We will include disclosure in our future filings to identify our reporting units for goodwill and, to the extent that a reporting unit is at risk of impairment, quantify the goodwill assigned to that reporting unit.

Note 16: Segment Information, page 69

3.              Please provide the disclosures required by ASC 280-10-50-21, including whether any operating segments have been aggregated.  In this regard, please tell us whether the geographic regions in your retail segment are operating segments that have been aggregated into one reportable segment.

Response:

We use the management approach to identify our reportable segments. We have organized our management structure primarily around differences in our products, as well as the distribution method for those products (i.e. wholesale or retail distribution). Once identified, we evaluate if the operating segments are economically similar both quantitatively and qualitatively. We have identified three reportable segments, the Upholstery segment, the Casegoods segment, and the Retail segment.

Our Upholstery reportable segment consists primarily of two operating segments: La-Z-Boy, our largest operating segment, and the operating segment for our England subsidiary. The Upholstery segment also includes our international wholesale businesses. These operating segments are aggregated into one reportable segment because they are economically similar and because they meet the other aggregation criteria per ASC 280-10-50-11. Our Upholstery segment manufactures and imports upholstered furniture such as recliners and motion furniture, sofas, loveseats, chairs, sectionals, modulars, ottomans and sleeper sofas. The Upholstery segment sells directly to La-Z-Boy Furniture Galleries® stores, operators of La-Z-Boy Comfort Studio® locations and England Custom Comfort Center locations, major dealers, and a wide cross-section of other independent retailers.

Our Casegoods segment consists of one operating segment, and sells furniture under three brands: American Drew, Hammary, and Kincaid. The Casegoods segment sells directly to major dealers, as well as La-Z-Boy Furniture Galleries® stores, and a wide cross-section of other independent retailers. Our Casegoods segment is an importer, marketer, and distributor of casegoods/wood furniture such as bedroom sets, dining room sets, entertainment centers and occasional pieces, and also manufactures some coordinated upholstered furniture.

Our Retail segment consists of one operating segment, and includes our 147 company-owned La-Z-Boy Furniture Galleries® stores. The Retail segment primarily sells upholstered furniture, in addition to some casegoods and other accessories, to end consumers through these stores.

At April 29, 2017, the three geographic regions in our Retail segment were reporting units of our Retail segment, and were not operating segments aggregated into one reportable segment. As described in more detail in our response to question 2, during a review of our reporting units in the third quarter of fiscal 2018, we determined that it was appropriate to aggregate these three components into a single reporting unit.

We will include disclosure in our future filings as required by ASC 280-10-50-21, including the judgments made when operating segments have been aggregated and the economic similarities used in making these judgments.

Note 19: Fair Value Measurements, page 85

4.              Please provide quantitative information about the significant unobservable inputs used to determine the fair value of your Level 3 assets in accordance with ASC 820-10-50-2bbb. In addition, please more fully explain to us how you determined the gain you recorded related to cost-basis preferred shares of a privately-held company during the first quarter of fiscal 2018.

Response:

We initially valued our Level 3 investments at their cost basis as of the date of purchase, because the cost basis was the best estimate of their fair value on the date of acquisition. There are no quantitative unobservable inputs used when measuring assets using the price paid in a historical transaction.

During the fourth quarter of fiscal 2017, we recorded a $0.7 million unrealized gain in other comprehensive income related to a change in the fair value of the available-for-sale convertible debt security, using the present value of probability-weighted future cash flows to measure that security’s fair value. The quantitative unobservable inputs used when measuring the available-for-sale convertible debt security to fair value were a discount rate of 30%, along with an assumed conversion price per share provided by a third-party valuation firm and management’s assessment of the likelihood of different scenarios occurring, including the debt security maturing in the normal course or converting to preferred shares.

During the first quarter of fiscal 2018, the available-for-sale convertible debt security converted to $3.0 million of cost-basis preferred shares of a privately-held company, and we recorded a gain of $2.2 million in other income (expense), net in our consolidated statement of income related to the conversion. We also invested another $2.5 million in the same privately-held company during the first quarter of fiscal 2018. The new cost basis of the preferred shares acquired in this transaction is $5.5 million.

We calculated the gain we recorded upon conversion of the available-for-sale convertible debt security into preferred shares of a privately-held company by using the fair value of the preferred shares realized upon conversion, less the original cost basis of the available-for-sale convertible debt security. The fair value of the preferred shares was based on a pre-money valuation of the privately-held company, as calculated by a third party as of the conversion date. Using this valuation, the fair value of preferred shares we realized upon conversion was $3.0 million, compared with our original cost basis of the convertible debt security of $0.8 million. As a result, we recorded a gain on the conversion of $2.2 million in other income in our consolidated statement of income in the first quarter of fiscal 2018.

The pre-money valuation of the privately-held company that we used to determine the gain we recorded was also used to value all of the preferred shares issued during this round of financing. In total, the privately-held company issued preferred shares totaling $5.6 million, inclusive of the additional $2.5 million we invested.

In connection with your comments and our responses, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have either by phone at (734) 384-5712 or by email at Mike.Riccio@la-z-boy.com.

Very truly yours,

/s/ Louis M. Riccio Jr.
Louis M. Riccio Jr.
Senior Vice President and Chief Financial Officer